September 13, 2017

VIA EDGAR

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noah Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2016 (the “2016 20-F”)
Filed April 21, 2017
File No. 001-34936

Dear Messrs. West and Empie:

The Company has received the letter dated August 31, 2017 from the staff of the Securities and Exchange Commission regarding the Company’s 2016 20-F. The Company would like to request an extension to the deadline for responding to such letter. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than September 22, 2017.

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at shang.chuang@noahwm.com or the Company’s U.S. counsel, Paul Boltz of Gibson Dunn & Crutcher, at pboltz@gibsondunn.com.

Very truly yours,

/s/ Shang Yan Chuang
Shang Yan Chuang
Chief Financial Officer

cc:	Jingbo Wang, Co-founder, Chairman and
Chief Executive Officer, Noah Holdings Limited
Paul Boltz, Gibson Dunn & Crutcher
Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP